September 15, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549-1004

Re:    Brightmail Incorporated

          Request for Withdrawal of Registration Statement on Form S-1

          (File No. 333-113830)

Ladies and Gentlemen:

Brightmail Incorporated, a California corporation (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-113830 (the “Form S-1 Registration Statement”) relating to its common stock, par value $0.001 per share (the “Common Stock”) pursuant to Rule 477 under the Securities Act of 1933, as amended. In connection with its acquisition by Symantec Corporation, a Delaware corporation, the Company has elected not to proceed with the offering for which the Form S-1 Registration Statement was filed. No offers or sales of the Company’s Common Stock have been or will be made pursuant to the Form S-1 Registration Statement.

Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions, please contact John T. Sheridan of Wilson Sonsini Goodrich & Rosati at (650) 320-4631 or Jonathan Block of Wilson Sonsini Goodrich & Rosati at (650) 565-3578. Please provide a copy of the order granting the withdrawal of the Form S-1 Registration Statement to Mr. Sheridan and Mr. Block at (650) 493-6811.

Very truly yours,

/s/ Gregory E. Myers
Gregory E. Myers
President and Chief Executive Officer

cc:	Dan Winnike, Esq., Fenwick & West LLP
John T. Sheridan, Wilson Sonsini Goodrich & Rosati
Jonathan Block, Wilson Sonsini Goodrich & Rosati